NEUBERGER BERMAN LLC

Financial Statements and Supplemental Information

December 31, 2016

(These financial statements and supplemental information should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5)

(With Reports of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Dempsey 212-476-8538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James J. Dempsey_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Neuberger Berman LLC_____, as of _____December 31_____, 20 16_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of New York
County of New York
Signed before me this 27th day of February 2017



_____ Signature

Financial and Operations Principal
Title

_____
Notary Public

ROBERT CIRAOLA
Notary Public, State of New York
Registration #01CI5086542
Qualified In Richmond County
Commission Expires Oct. 20, 20_17

This report** contains (check all applicable boxes):

x	(a)	Facing page
x	(b)	Oath or Affirmation
x	(c)	Statement of Financial Condition
x	(d)	Statement of Income
x	(e)	Statement of Changes in Members' Capital
x	(f)	Statement of Cash Flows
x	(g)	Computation of Net Capital Under Rule 15c3-1
x	(h)	Exemptive Provision for Broker-Dealers Under Rule 15c3-3
x	(i)	Computation of CFTC Minimum Net Capital Requirement
x	(j)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
x	(k)	Statement of Segregation Requirements and Funds in Segregation for Customer's Dealer Options Accounts
x	(l)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
x	(m)	Exemption Report Under Rule 17a-5
x	(n)	Report of Independent Registered Public Accounting Firm

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Neuberger Berman LLC:

We have audited the accompanying statement of financial condition of Neuberger Berman LLC (the Company) as of December 31, 2016, and the related statements of income, changes in equity, changes in subordinated debt and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neuberger Berman LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

New York, New York
February 27, 2017

NEUBERGER BERMAN LLC

Statement of Financial Condition

December 31, 2016

(In thousands)

Assets		
Cash and cash equivalents	$	203,137
Cash segregated for the exclusive benefit of customers		500
Investments, at fair value		11,894
Receivables:		
Broker-dealers and clearing organizations		1,315
Advisory and administrative fees receivable		1,428
Due from affiliates		171
Other receivables		61
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $ 3,646)		999
Identifiable intangible assets and goodwill (net of accumulated amortization of $ 34,963)		75,089
Other assets		1,934
Total assets	$	296,528
Liabilities and Equity		
Liabilities		
Accrued compensation	$	115,372
Due to affiliates		34,044
Income taxes payable		13,095
Deferred income		13,977
Accounts payable and accrued expenses		3,503
Broker-dealers and customers		3,389
Other liabilities		45
Total liabilities		183,425
Commitments and contingencies (note 8)		
Member's capital		113,103
Total liabilities and member's capital	$	296,528

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN LLC

Statement of Income

Year ended December 31, 2016

(In thousands)

Revenues:		
Investment advisory fees	$	509,185
Commissions		2,313
Other income		2,965
Total revenues		514,463
Operating expenses:		
Compensation and benefits		354,312
Allocated distribution, administrative and advisory fees, net		45,435
Rent and occupancy		26,086
Business development		14,551
Information technology and communications		12,917
Distribution fees and overages		10,317
Brokerage, clearing and exchange fees		7,301
Professional fees		5,232
Depreciation and amortization		1,444
Other expenses		5,231
Total operating expenses		482,826
Net operating income		31,637
Provision for income taxes		(2,755)
Net income		34,392

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN LLC

Statement of Changes in Equity

Year ended December 31, 2016

(In thousands)

Balance at December 31, 2015	$	116,711
Dividend to members		(38,000)
Net income		34,392
Balance at December 31, 2016	$	113,103

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN LLC

Statement of Cash Flows

Year ended December 31, 2016

(In thousands)

Cash flows from operating activities:		
Net income	$	34,392
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,444
Net realized and unrealized losses from investment activities		122
Loss on write-off of fixed assets		260
Cash flows due to changes in operating assets and liabilities:		
Receivable from brokers-dealers and clearing organizations		(449)
Advisory and administrative fees receivable		4,613
Due from affiliates		305
Other receivables		(43)
Other assets		346
Payable to brokers-dealers and customers		2,485
Due to affiliates		(15,493)
Accrued compensation		3,828
Income taxes payable		(2,065)
Deferred income		10,350
Other liabilities and accrued expenses		(3,998)
Net cash provided by operating activities		36,097
Cash flows from investing activities:		
Purchases of investments, at fair value		(7,000)
Proceeds from sales of investments, at fair value		18,021
Purchases of furniture, fixtures, and leasehold improvements		(53)
Net cash provided by investing activities		10,968
Cash flows used in financing activities:		
Cash dividends paid		(25,696)
Net cash used in by financing activities		(25,696)
Net change in cash and cash equivalents		21,369
Cash and cash equivalents, beginning of the year		181,768
Cash and cash equivalents, end of the year	$	203,137
Supplemental disclosure of cash flow information:		
Non-cash dividends	$	12,304
Income tax payments	$	350

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN LLC

Statement of Changes in Subordinated Debt

Year ended December 31, 2016

(In thousands)

Balance at December 31, 2015	$	—
Balance at December 31, 2016	$	—

See accompanying notes to the Financial Statements.

(1) Organization and Description of Business

Neuberger Berman LLC, a Delaware limited liability company (NB LLC or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). NB LLC is a registered broker dealer and registered investment adviser. During 2016 and preceding years, NB LLC engaged principally in providing investment advisory services to individuals and institutions. In addition, NB LLC was retained by certain affiliated investment advisers to provide sub-advisory services to certain Neuberger Berman sponsored U.S. mutual funds and UCITS. The Company clears certain of its customers' securities transactions on a fully disclosed basis through National Financial Services LLC, which also serves as custodian for certain of the Company's clients.

Effective January 1, 2016, NB LLC transferred to Neuberger Berman Investment Advisers LLC ("NBIA") its rights and obligations with respect to services it had provided to certain institutional separate accounts, as well as to affiliated investment advisers with respect to U.S. mutual funds and UCITS. As of July 1, 2016, Neuberger Berman Management LLC (the original distributor of Neuberger Berman sponsored mutual funds) merged with and into NB LLC, and NB LLC became the distributor of Neuberger Berman mutual funds. As of January 1, 2017, the Company changed its name to Neuberger Berman BD LLC and transferred its remaining investment advisory agreements to NBIA. NB LLC continues to maintain its status as a registered investment adviser and a broker-dealer registered with the Securities and Exchange Commission. It anticipates that it will continue to clear certain clients' accounts on a fully disclosed basis and will be the distributor for the Neuberger Berman sponsored funds.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks and other liquid investments that are payable on demand. At December 31, 2016, the Company held money market mutual fund investments of $180.2 million. The remaining balance of $22.9 million was held in several operating cash accounts with banks.

(c) *Investments*

Investments held by the Company are carried at market or fair value, with realized and unrealized gains and losses recognized in the statement of income and are included as "Other income". Investments in money market funds are valued using the year end quoted net asset value per share.

(d) *Securities Transactions*

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management.

(e) *Furniture, Equipment and Leasehold Improvements*

Furniture, equipment, and leasehold improvements consist primarily of ownership interests in leasehold improvements, furniture and equipment, computer hardware and software, and are recorded at cost, net of accumulated depreciation and amortization. Leasehold improvements are amortized on a straight line basis over the lesser of the remaining life of the related office lease or the expected useful life of the assets. Depreciation and amortization are calculated using the straight line method over the assets' estimated useful lives of three to ten years. Expenditures for repairs and maintenance are charged to expense when incurred. The Company periodically evaluates long lived assets for impairment and if events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable.

(f) *Goodwill and Identifiable Intangible Assets*

Goodwill and identifiable intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Finite-lived intangible assets are amortized on a straight line basis over their estimated useful lives in accordance with GAAP, and are assessed for recoverability annually or more frequently if circumstances indicate impairment may have occurred.

(g) *Investment Advisory Fees*

Investment advisory fees are recorded as earned on a monthly basis. Billed, but unearned revenues are recorded as deferred revenue and are included as "Deferred income" in the statement of financial condition. Generally, high net worth customers are charged or billed quarterly based on the account's net asset value at the beginning of a quarter. Investment advisory fees on institutional accounts are generally billed in arrears based on the account's net asset value at the end of a quarter with the revenue accrued when earned.

Included in investment advisory fees are advisory fees that the Company provides to certain affiliates. For the year ended December 31, 2016, the Company charged affiliates approximately $79.8 million for such services.

(h) *Commissions*

Commission revenues related to customers' securities transactions are recorded on a trade date basis.

NEUBERGER BERMAN LLC

Notes to Financial Statements

December 31, 2016

(Dollars in thousands, except where noted)

(i) Distribution Fees

Distribution fees consist of commissions paid to broker-dealers on the sale of sponsored fund shares, ongoing payments made to distribution partners pursuant to third-party distribution arrangements and marketing support arrangements to distribution partners. Such fees are recorded when services are rendered to the Company.

(j) Income Taxes

Income taxes are accounted for using the liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis, using currently enacted tax rates. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. To the extent that deferred tax assets are considered more likely than not to be unrealizable, valuation allowances are provided. The Company records its income taxes receivable and payable based upon its estimated tax liability.

The Company records uncertain tax positions in accordance with ASC 740, "*Accounting for Income Taxes*", wherein a tax benefit is recognized if a tax position taken is more likely than not to be sustained on the basis of the technical merits of the position as of the reporting date. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of the income tax provision.

(k) Cash Segregated For The Exclusive Benefit of Customers

At December 31, 2016, cash of $0.5 million was segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended. Such amounts are not available for the creditors of the Company.

(3) Fair Value of Investments

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 are, among other things, listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

(Dollars in thousands, except where noted)

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. General and limited partner interests, certain loans and bonds and collateralized loan obligations are examples of investments included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

Financial assets measured at fair value on a recurring basis using the fair value hierarchy levels at December 31, 2016 were as follows:

	December 31, 2016			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 180,192	-	-	$ 180,192
Investments	11,608	286	-	11,894
	$ 191,800	286	-	$ 192,086

The following is a description of the valuation methodologies used for NB LLC investments measured at fair value on a recurring basis, as well as the general classification of those investments pursuant to the valuation hierarchy:

Cash equivalents – Cash equivalents consist of excess cash invested in various money market mutual funds that are valued based on published net asset values and are included in Level 1 of the valuation hierarchy.

Investments – Investments include equity securities, fixed income securities and sponsored mutual funds. Equity securities generally are valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy. Fixed income securities are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy. Sponsored funds consist of publicly traded funds which are valued using published net asset values and are included in Level 1 of the valuation hierarchy.

(Dollars in thousands, except where noted)

(4) Goodwill and Identifiable Intangible Assets

Goodwill is reflected in the statement of financial condition at its carrying value of $73,987. Identifiable intangible assets of $35,584 are primarily comprised of customer lists at December 31, 2016. Accumulated amortization on the identifiable intangibles is $34,481 at December 31, 2016.

Identifiable intangible assets have amortizable lives of approximately 5 years. The remaining weighted average life of the identifiable intangible assets is approximately 1 year. Estimated remaining amortization expense for 2017 is as follows:

	2017
Estimated amortization expense	$ 1,103

The Company assesses its goodwill for impairment at least annually or more frequently if circumstances indicate impairment may have occurred. In its assessment of goodwill for impairment, the Company considers qualitative factors, including events and circumstances that impact the business. If such analysis suggests impairment is more likely than not, a quantitative analysis is performed. Based on the qualitative assessment, management has concluded goodwill is not impaired.

Identifiable finite-lived intangible assets are amortized over their estimated useful lives and are periodically assessed for impairment when circumstances indicate impairment may have occurred. If circumstances exist, the Company will perform an impairment test using an undiscounted cash flow analysis. If the asset is determined to be impaired, the difference between the book value of the asset and its current fair value would be recognized as an expense in the period in which the impairment is determined.

(5) Employee Benefit Plans

In 2016 the Company's retirement contribution for U.S. employees was equal to 15% of eligible earnings up to a maximum contribution of $35.0 for each eligible employee (Retirement Contribution Program). Subject to certain eligibility requirements (such as being employed on December 31st of the plan year), all U.S. employees participate in the Retirement Contribution Program. Under the Retirement Contribution Program, the firm contribution is immediately vested and the participant has full discretion in directing investments within his/her 401(k) account. Effective January 2015, employees are no longer required to complete 12 months of service and are eligible to participate in the Retirement Contribution Program immediately upon hire by the Company.

For the year ended December 31, 2016, the Company expensed approximately $14.1 million with respect to this program. Non-U.S. employees of the Company participate in defined contribution plans in locations where the Company has foreign operations. Employer contributions under this program are generally consistent with statutory and regulatory requirements and tax limits.

Certain eligible employees of NB LLC participate in the NB Group Contingent Compensation Plan (Contingent Compensation Plan or CCP). Other than with respect to death, disability, retirement or

involuntary termination without cause (as defined in the Contingent Compensation Plan documents), amounts deferred under the Contingent Compensation Plan may be forfeited, should an employee no longer be employed by NB LLC or an affiliated entity.

In accordance with the terms of the Contingent Compensation Plan, a certain percentage of the total annual cash compensation of eligible employees is contingent (Contingent Amount). Such Contingent Amounts are subject to vesting, payment, and forfeiture and repayment conditions. For the purposes of determining both eligibility to participate in the Contingent Compensation Plan and the contingent percentage, total compensation includes, but is not limited to, base salary, bonus, production compensation, and certain other compensation. However, in no event is base salary treated as contingent. In addition to other conditions in the Contingent Compensation Plan, the Contingent Amounts are subject to vesting over a period of three years. Contingent Amounts vest in 1/3 increments on December 31 of each of the three years succeeding the applicable plan year.

The Contingent Amounts payable in cash are recorded in notional form in an account representing a notional investment that provides for a return (which may be positive or negative) based on a portfolio of Neuberger Berman investment management strategies, as selected by the Company. Vested Contingent Amounts payable in cash are paid to CCP Participants in a lump sum on or prior to March 15th of the year immediately succeeding the year in which such Contingent Amounts vest (subject to the satisfaction of the conditions for payment provided for in the Contingent Compensation Plan). Equity delivered pursuant to an election under the CCP is issued in the first quarter following the applicable CCP plan year.

Any NBSH equity issued pursuant to such elections is subject to the same three year vesting period applicable to cash amounts payable under the Contingent Compensation Plan. For the year ended December 31, 2016, with respect to the Contingent Compensation Plan, compensation expense of $56.0 million was recorded by the Company.

(Dollars in thousands, except where noted)

(6) Income Taxes

The Company is a partnership for U.S. income tax purposes and because its principal place of business is in New York City, is subject to New York City Unincorporated Business Tax (NYC UBT).

The provision for NYC UBT for the year ended December 31, 2016 is summarized as follows:

		Year Ended December 31, 2016
Current:		
U.S. federal tax expense	$	—
State and local tax expense		(2,017)
		(2,017)
Deferred:		
U.S. federal tax expense		—
State and local tax expense		(738)
		(738)
Total provision for income taxes	$	(2,755)

The provision for income tax resulted in an effective tax rate of (8.7)% for the year ended December 31, 2016. The effective tax rate differs from the statutory NYC UBT rate primarily due to income not subject to NYC UBT and the Company's re-evaluation of its position regarding the deductibility of tax amortization for UBT purposes and the release of certain tax reserves.

A reconciliation of the NYC UBT statutory income tax rate and the effective tax rate for the period December 31, 2016 is as follows:

	Year Ended December 31, 2016
NYC UBT statutory tax rate	4.0 %
Partnership income not subject to NYC UBT	(3.1)%
Compensation	(6.1)%
DTA re-evaluation	(3.5)%
Effective tax rate	(8.7)%

NEUBERGER BERMAN LLC

Notes to Financial Statements

December 31, 2016

(Dollars in thousands, except where noted)

As of December 31, 2016, the Company had a deferred tax asset of approximately $0.8 million included in other assets on the statement of financial condition which consisted of the following:

		December 31, 2016
Deferred tax asset:		
Tax amortization of goodwill and intangibles	$	966
Reserves not currently deductible		2
Depreciation		4
Other		10
Total deferred tax asset before valuation allowance		982
Valuation allowance		—
Total deferred tax asset, net of valuation allowance	$	982
Deferred tax liability:		
Deferred compensation		(112)
Unrealized gain on investments		(85)
Total deferred tax liability	$	(197)
Net deferred tax asset	$	785

Uncertain tax positions

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. During the period, the Company decreased the gross amount of the unrecognized tax benefits by $2.1 million.

At December 31, 2016 and 2015, the unrecognized tax benefits, excluding interest and penalties, were $11.4 million and $13.5 million respectively. These amounts, if recognized, would favorably impact the Company's effective tax rate. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

		December 31, 2016
Balance on December 31, 2015	$	13,457
Additions based on tax provisions related to the current period		1,664
Subtractions based on net unrealized benefits for prior years		(3,755)
Balance on December 31, 2016	$	11,366

NEUBERGER BERMAN LLC

Notes to Financial Statements

December 31, 2016

(Dollars in thousands, except where noted)

(7)   **Related Party Transactions**

Included in other gains is approximately $0.1 million of net realized and unrealized losses on investments in various sponsored funds and strategies.

Investments include $11.9 million invested in sponsored mutual funds at December 31, 2016.

The Company provides advisory services to certain affiliates and such revenues are included in investment advisory fees. For the year ended December 31, 2016, the Company charged affiliates approximately $79.8 million for such services.

The Company also provides distribution, administrative and research services to certain affiliates. In addition, certain investment advisor affiliates provide administrative, advisory and distribution services on behalf of the Company. For the year ended December 31, 2016, the Company was charged by affiliates approximately $147.1 million and billed affiliates approximately $101.6 million for such services. These amounts are reflected net as allocated administrative, advisory, distribution and research fees on the statement of income.

During the year ended December 31, 2016, approximately $12.0 million of rent and occupancy expense for long-term non-cancelable lease arrangements in the name of NB LLC have been allocated to affiliates. NB LLC paid affiliates approximately $15.7 million for office space used during the period, which is included in rent and occupancy on the statement of income.

Due to affiliates of $34.0 million is comprised of $16.3 million which is due to NB Services for allocated costs, $16.7 million is due to NB Group for allocated costs, and $1.0 million is due to other affiliates.

(Dollars in thousands, except where noted)

(8) Commitments and Contingencies

(a) Lease Commitments

NB LLC has contractual obligations under long term non-cancelable lease arrangements, principally for branch office space, expiring on various dates through 2018. The lease for the former headquarters in New York City, that expires in April 2017, has been fully reserved as the space is no longer in use. Office space leases are subject to escalation provisions based on increases in costs incurred by the lessor. As of December 31, 2016, approximate aggregate minimum future rental payments (before operating expenses and real estate taxes) on the operating leases under these lease agreements are as follows:

Year:		**Amount**
2017		4,781
2018		361
Total minimum lease payments	$	5,142

For the year ended December 31, 2016, rent and occupancy expense relating to the Company's use of premises and equipment was approximately $23.1 million of which $15.7 million was allocated to the Company from other affiliates.

(b) Litigation and Contingencies

NB LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NB LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NB LLC accrues the amount it has determined it is most likely to incur. If the amount is not determinable, NB LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NB LLC's financial condition, results of operations or liquidity.

(9) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA), NB LLC is subject to the Securities Exchange Commission's Uniform Net Capital Rule 15c3-1. NB LLC is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of a) 2% of aggregate debit items arising from customer transactions, b) 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements

(Dollars in thousands, except where noted)

or c) $1.5 million. As of December 31, 2016, NB LLC had net capital of approximately $21.4 million, which exceeded the minimum net capital requirement by approximately $19.9 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

The Company is also subject to other U.S. federal, state and non-U.S. laws, rules and regulations and maintains adequate capital to ensure compliance with such laws, rules and regulations.

(10) Subsequent Events

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through February 27, 2017, the date the financial statements were issued, to determine whether any subsequent events necessitate adjustment to or disclosure in the financial statements.

Effective January 1, 2017, the Company changed its name to Neuberger Berman BD LLC and transferred its remaining investment advisory agreements to NBIA. NB LLC continues to maintain its status as a registered investment adviser and a broker-dealer registered with the Securities and Exchange Commission. It anticipates that it will continue to clear certain clients' accounts on a fully disclosed basis and will be the distributor for the Neuberger Berman sponsored funds.

On January 30, 2017, the Company paid a dividend in the amount of $94.3 million to its parent, Neuberger Berman Investment Advisers LLC.

SUPPLEMENTAL INFORMATION

NEUBERGER BERMAN LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2016

(In thousands)

Net capital:		
Total member's capital	$	113,103
Deductions and charges:		
Nonallowable assets:		
Identifiable intangible assets and goodwill		75,089
Advisory and administrative fees receivable		481
Other receivables		61
Furniture, equipment and leasehold improvements, net		999
Due from affiliates		171
Other assets		1,934
Total nonallowable assets		78,735
Other capital charges		53
Total deductions and charges		78,788
Net capital before haircuts on security positions		34,315
Haircuts on securities:		
State and municipal obligations		17
Money market funds		3,795
Other securities		9,059
Total haircuts		12,871
Net capital	$	21,444
Computation of alternative net capital requirement:		
Net capital	$	21,444
Minimum dollar net capital requirement		1,500
Excess net capital	$	19,944
Net capital in excess of 120% of minimum net capital requirement	$	19,644

There are no material differences between the above computation and that reported in the unaudited
Form X-17A-5 FOCUS Report filed as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

NEUBERGER BERMAN LLC

Exemptive Provison for Broker-Dealers Under Rule 15c3-3

December 31, 2016

Exemptive provision:
Neuberger Berman LLC was in compliance with the exemptive provisions of Rule 15c3-3 (k)(2)(i) and (ii) as it maintained a special account for the exclusive benefit of customers and introduced all customer securities transactions on a fully disclosed basis through its clearing firm.

See accompanying report of independent registered public accounting firm.

NEUBERGER BERMAN LLC

Computation of CFTC Minimum Net Capital Requirement

December 31, 2016

Net capital required:

(A) Risk–based requirement	$	—
(B) Minimum CFTC net capital requirement		1,000,000
(C) Other NFA requirement		1,500,000
(D) Minimum CFTC net capital requirement (the greater of lines A, B, or C)		1,500,000
CFTC early warning level (150% of minimum net capital requirement)	$	2,250,000

There are no material differences between the above computation and that reported in the unaudited Form X-17A-5 FOCUS Report filed as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

NEUBERGER BERMAN LLC

Statement of Segregation Requirements and Funds in Segregation for
Customers Trading on U.S. Commodity Exchanges

December 31, 2016

Amounts required to be segregated	$	—
Funds in segregated accounts		—
Excess (deficiency) funds in segregation		—

Statement of Segregation Requirements and Funds in Segregation for
Customers' Dealer Options Accounts

Amounts required to be segregated	$	—
Funds in segregated accounts		—
Excess (deficiency) funds in segregation		—

Statement of Secured Amounts and Funds Held in Separate Accounts for
Foreign Futures and Foreign Option Customers
Pursuant to Commission Regulation 30.7

Amounts to be set aside in separate Section 30.7 accounts	$	—
Total funds in separate Section 30.7 accounts		—
Excess (deficiency)		—

There are no material differences between the above computations and that reported in the unaudited
Form X-17A-5 FOCUS Report filed as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

SUPPLEMENTARY REPORTS

Neuberger Berman LLC
Reports To Be Made By Certain Broker-Dealers
Securities Exchange Act Rule 17a-5
Exemption Report

Neuberger Berman LLC (NB LLC or the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange and Commission (17 C.F.R. § 240.17a-5, "Reports To Be Made By Certain Broker-Dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, NB LLC states the following:

(1)   NB LLC claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii); and

(2)   NB LLC met the identified exemption provisions in 17 C.F.R. § 15c3-3 throughout the most recent fiscal year without exception.

During NB LLC's conversion from J. P. Morgan Clearing Corporation to National Financial Services LLC, for clearing services, changes were made to the Company's processes and procedures relating to the acceptance of checks in branch offices. The nature of these changes with respect to the maintenance of check logs was misunderstood in two branch offices. As a result, these two branches did not maintain the actual check logs as per firm policy but rather only photocopies and spreadsheets documenting their receipt. The firm has provided all branch employees additional training and sent a clarification email re-explaining the updated check process.

Neuberger Berman LLC

I, James J. Dempsey, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



James J. Dempsey
Chief Financial Officer

February 27, 2017



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Neuberger Berman LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Neuberger Berman LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Our review was conducted for the purpose of expressing a conclusion that there are no material modifications that should be made to the statements made by the Company referred to above for them to be fairly stated in all material respects. Management's last paragraph in their report is not a required part of the Exemption Report pursuant to 17 C.F.R. § 240.17a-5. We have not reviewed such information and, accordingly, we do not provide any other form of assurance on the information referred to therein.

KPMG LLP

New York, New York
February 27, 2017